UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2025

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F ☒ Form 40-F ☐

Entry into Underwriting Agreement

On April 21, 2025, Concorde International Group Ltd (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as the representative (the “Representative”) for the underwriters listed on Schedule 1 thereto (the “Underwriters”), relating to the Company’s initial public offering (the “Offering”) of 1,250,000 Class A Ordinary Shares (the “Shares”), par value $0.00001 per share (the “Class A Ordinary Share”). Pursuant to the Underwriting Agreement, in exchange for the underwriters’ firm commitment to purchase the Shares, the Company agreed to sell the Shares to the underwriters at a purchase price (the “Offering Price”) of $3.70 (92.5% of the public offering price per share of $4.00, after deducting underwriting discounts and commissions and before deducting a 1% non-accountable expense allowance). The Company also granted the underwriters a 45-day over-allotment option to purchase up to an additional 187,500 Class A Ordinary Shares at the Offering Price, less the non-accountable expense allowance, from the Company, representing 15% of the Shares. The Company also agreed to issue the Representative warrants to purchase a number of Class A Ordinary Shares which is equal to 3% of the aggregate number of Class A Ordinary Shares sold in the Offering, including the over-allotment shares (the “Representative’s Warrants”). The Representative’s Warrants will have an exercise price of $4.00 per share, which is equal to 100% of the public offering price, and are exercisable at any time and from time to time, in whole or in part, commencing six months after the effective date of the registration statement related to this Offering and terminating on the fifth anniversary of the commencement of sales of the Offering.

The Shares commenced trading on the Nasdaq Capital Market under the symbol “CIGL” on April 22, 2025. The closing of the Offering took place on April 23, 2025. At the closing, the Company sold the Shares for total gross proceeds of $5,000,000. After deducting underwriting discounts and commissions, the non-accountable expense allowance, and other expenses from the Offering, the Company received net proceeds of approximately $4.4 million. The Company also issued the Representative’s Warrants to the Representative for the purchase of 37,500 Class A Ordinary Shares.

The offer and sale of the Shares, and the issuance of the Representative’s Warrants, were registered pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-281799), as amended (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “SEC”) on August 27, 2024, and declared effective by the SEC on March 31, 2025, and by means of the final prospectus, dated April 21, 2025, filed with the SEC on April 21, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The Company intends to use the net proceeds from the Offering for purchase and rollout of electric vehicular mobile command centers, research and development activities, regional market development and exploration of new markets, product development, working capital and general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act, other obligations of the parties, and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, each holder of two percent (2%) or more of the Company’s issued and outstanding Class A Ordinary Shares as of the effective date of the Registration Statement, have agreed, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of the Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for the Class A Ordinary Shares for a period of 180 days after the closing of this Offering, without the prior written consent of the Representative.

The Underwriting Agreement and the Representative’s Warrants issued to the Representative are filed as Exhibits 1.1 and 4.1, respectively, to this report on Form 6-K, and are incorporated by reference herein. The description of the material terms of the Underwriting Agreement and the Representative’s Warrants are qualified in their entirety by reference to such exhibits.

Other Events.

Issuance of Press Release

On April 21, 2025, the Company issued a press release announcing the pricing of the Offering. On April 23, 2025, the Company issued a press release announcing the closing of the Offering. Copies of these press releases are attached hereto as Exhibits 99.1 and 99.2, respectively. The press releases furnished in this report as Exhibits 99.1 and 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.1	Underwriting Agreement, dated as of April 21, 2025, by and between Concorde International Group Ltd and R.F. Lafferty & Co., Inc.
Exhibit 4.1	Representative’s Warrants issued to R.F. Lafferty & Co., Inc., dated April 23, 2025
Exhibit 99.1	Press Release dated April 22, 2025, announcing the pricing of the Company’s IPO.
Exhibit 99.2	Press Release dated April 23, 2025, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2025	CONCORDE INTERNATIONAL GROUP LTD

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

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